Helena Lee Assistant General Counsel
Direct Line: (310) 772-6259 Fax: (310) 772-6569
E-mail: hlee@sunamerica.com

Via EDGAR and Electronic Mail

December 7, 2016

Kathryn M. Hinke

Attorney-Adviser

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Separate Account (“Registrant”)

        American General Life Insurance Company (“AGL” or “Depositor”)

        Polaris Advisory Income Variable Annuity

        Pre-Effective Amendment to Registration Statement on Form N-4

        File Nos. 333-213338 and 811-03859 (Version A)

        FS Variable Separate Account (“Registrant”)

        The United States Life Insurance Company in the City of New York (“USL” or “Depositor”)

        Polaris Advisory Income Variable Annuity

        Pre-Effective Amendment to Registration Statement on Form N-4

        File Nos. 333-213339 and 811-08810 (Version A)

Dear Ms. Hinke:

Thank you for your verbal comments provided on December 2, 2016 regarding the pre-effective amendments to Registration Statements on Form N-4 (Version A) as referenced above. We are filing pre-effective amendments for these Registration Statements (without financial statements) that will address and incorporate your verbal comments. Per our conversation, we have filed the Benefit Withdrawal Charge schedule with the finalized percentages. We will address your other comments in a separate correspondence.

1.	Highlights (Page 4, Free Look)

a.	Comment – The second sentence states, “You will receive whatever your contract is worth on the day that we receive your request.” Please specify whether this is true if the request is received after the close of the NYSE. See also, Free Look, p. 11.

Response – If the Free Look request is received after the NYSE market close, the request will receive the pricing for the next NYSE business day. We have revised the language as follows:

“You will receive whatever your contract is worth on the day that we receive your request if received before Market Close. If the free look request is received after Market Close, you will receive whatever your contract is worth as of the next NYSE business day.”

Kathryn M. Hinke

December 7, 2016

2.	Fee Table Footnote (Page 7)

a.	Comment – Please clarify in footnote 1 that the number of full Benefit Years Elapsed is since a particular date.

Response – We have revised the schedule to indicate that the number of full Benefit Years elapsed is since the Contract issue date.

3.	Expenses (Page 38)

a.	Comment – Please make clear in the second sentence in the first paragraph that you will not increase certain contract fees such as Separate Account Charges.

Response – We have revised the language to “Separate Account Charges.”

In our previous response letter dated November 10, 2016, we indicated that the Inherited Account Program under the Beneficiary Continuation Program section was available. However, since this product will only be offered with the Living Benefits, this program will not be available and we have removed this section of the prospectus accordingly.

We will file any further revisions and all relevant exhibits and financial statements in another pre-effective amendment to the Registration Statements on December 14, 2016.

Thank you for your consideration. Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee